Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

AeroFarms Talks R&D in the UAE for Vertical Farming

by Jennifer Marston

July 5, 2021

One place that gets a lot of attention these days when it comes to food tech initiatives is the United Arab Emirates. Like Singapore, the country is aggressively pursuing food and ag tech initiatives as a way to improve food security and quality within its own borders and in doing so become a more self-sufficient food producer.

The UAE got another big agrifood boost recently when New Jersey-based vertical farming company AeroFarms announced that its UAE-based subsidiary AeroFarms AgX LTD had started construction on an R&D facility in Abu Dhabi. The center will focus on new developments for indoor ag and controlled environment farming, and is expected to be operational in the first quarter of 2022.

“The region aligns very well with our value proposition,” Aerofarms cofounder and CEO David Rosenberg explained to The Spoon recently. “The UAE imports 90 percent of their crops, so there’s a food security issue. They also have relatively cheap energy.” He added that a facility for R&D in the country gives Aerofarms a “strong regional presence” from which it can expand to other areas in the Middle East and beyond.

There’s certainly enough opportunity for indoor agriculture in this part of the world. Because of the desert climate, the UAE and other countries in the Middle East deal with a lack of arable land as well as water scarcity. Vertical farming operations like those of AeroFarms or another player, Vertical Field, claim to use significantly less water than traditional outdoor agriculture. And because of the vertical nature of the grow systems (plant trays are literally stacked inside a giant warehouse-like setting), companies can pack more plants into less space than would be possible on a horizontal field.

According to Rosenberg, the R&D center isn’t really to figure out how to grow food in the desert (“We could grow anywhere in the world”) so much as it is about growing plants specific to Middle Eastern eating habits in general. He cites mint and parsley, two popular foods in the region, as examples. Having an R&D center that focused on optimizing the grow cycle for these plants could increase quality, yield, and nutritional profile.

The other goal of the forthcoming new center will be to apply the learnings discovered there to other parts of the region in the future. That includes research in areas like plant science, vertical farming and automation, accelerating innovation cycles and commercializing products.

Rosenberg says that versus a greenhouse, his company’s vertical farms can grow plants faster, producing around 26 harvests per year instead of 12 to 16. Right now, Aerofarms is best known for leafy greens, but the company has its sights set on other crops, too. In April of this year it announced a deal with Chile-based berry producer and distributor Hortifrut to research and develop blueberry and caneberry production.

“Today we’re most known for leafy greens, but behind the scenes, we’re working with some of the biggest ag tech companies in the world to improve their genetics,” says Rosenberg. He adds that AeroFarms has grown 70 different varieties of berries, and that of the 550 different plants the company has grown, “probably 350 of them are in the leafy greens category.” He declined to elaborate on other crops, but suggested that information might surface soon to the public.

Last year, the Abu Dhabi Investment Office (ADIO) invested $150 million in a few ag tech companies, AeroFarms being one of them. The forthcoming R&D facility will be one tangible result of that investment.

AeroFarms announced in March its intention to go public via SPAC with Spring Valley Acquisition Corp.

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In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Spring Valley and AeroFarms (the “Proxy Statement/Prospectus”), with the Securities and Exchange Commission (the “SEC”), which will be distributed to holders of Spring Valley’s ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. After the preliminary Proxy Statement/Prospectus has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy Statement/Prospectus to its shareholders. Spring Valley shareholders and other interested parties are urged to read the preliminary Proxy Statement/Prospectus, any amendments thereto, the definitive Proxy Statement/Prospectus and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley shareholders and other interested parties may obtain free copies of the preliminary Proxy Statement/Prospectus and definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

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